VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE: Tortoise Energy Infrastructure Corporation (File No. 811-21462)

To the Commission:

Tortoise Energy Infrastructure Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is filing an amended fidelity bond to reflect a revised coverage amount of $2,500,000. The coverage has been increased as a result of the merger of Tortoise Energy Capital Corporation and Tortoise North American Energy Corporation with and into the Company. The increased coverage amount is effective as of June 23, 2014 and all other terms and conditions of the fidelity bond previously filed remain unchanged. The Company hereby provides the following in connection with the Company’s amended fidelity bond for the 2014-2015 year:

1. A copy of the amended bond coverage for the Company (the “Bond”) (attached as EX99.1).

2. A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2014 to February 25, 2015.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Tortoise Energy Infrastructure Corporation

Date: August 25, 2014	By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer